Filed Pursuant to Rule 424(b)(5)

Registration No. 333-283998

PROSPECTUS SUPPLEMENT

(To the Prospectus and Base Prospectus dated December 31, 2024)

Up to $10,986,755

Ordinary Shares

We have previously entered into an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, relating to our ordinary shares offered by this prospectus supplement and the sales agreement prospectus dated December 31, 2024 (the “December sales agreement prospectus”) and the base prospectus dated December 31, 2024 (the “December base prospectus”). In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares, $0.0001 par value per share, from time to time through Jefferies acting as our sales agent (the “ATM Offering”).

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CASI.” On March 25, 2025, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $2.37 per share.

We are filing this prospectus supplement to supplement and amend, as of April 1, 2025, the December sales agreement prospectus and December base prospectus to reduce the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Sales Agreement from and after the date hereof to $10,986,755 (the “ATM Offering Size Reduction”), not including the ordinary shares previously sold. Under the December sales agreement prospectus, we initially registered up to $50,000,000 of our ordinary shares for offer and sale pursuant to the Sales Agreement. As of the date of the filing of this prospectus supplement, we have sold 100 ordinary shares that are covered by the December sales agreement prospectus pursuant to the Sales Agreement for aggregate gross proceeds of $265.

The purpose of this prospectus supplement is to update the December sales agreement prospectus to reflect the ATM Offering Size Reduction. Except as modified by this prospectus supplement, the terms of the ATM Offering remain unchanged, and the Sales Agreement remains in full force and effect.

As of the date of this prospectus supplement, the aggregate market value of our outstanding ordinary shares held by non-affiliates (the “public float”), was approximately $32,960,267, which was calculated based on our 12,298,607 outstanding ordinary shares held by non-affiliates at a price of $2.68 per share, the closing price of our ordinary shares on the Nasdaq Capital Market on February 6, 2025. During the 12 calendar months prior to and including the date of this prospectus supplement, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million. In the event that we may sell additional amounts under the Sales Agreement, we will file another prospectus supplement prior to making such additional sales.

Investing in our securities involves a high degree of risk. We may be subject to various legal and operational risks as a result of doing business in the PRC, risks relating to our auditor, risks relating to cash and asset transfers among the Company and its subsidiaries, and risks relating to permission and filing procedures required from the governmental authorities of the PRC with respect to the operation of our PRC subsidiaries and future offerings in the United States. You should carefully review the risks and uncertainties described under the section titled “Risk Factors” on page P-8 and 8 of the December sales agreement prospectus and the December base prospectus, respectively, and, if applicable, any risk factors described in any applicable prospectus supplement and in our filings with the U.S. Securities and Exchange Commission, or SEC, that are incorporated by reference in this prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement, the December sales agreement prospectus and the December base prospectus are accurate or complete. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is April 1, 2025.